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                              January 6, 2021

       Haiping Hu
       Chief Executive Officer
       Global Internet of People, Inc.
       Room 208 Building 1, No. 28 Houtun Road
       Haidian District, Beijing
       People   s Republic of China

                                                        Re: Global Internet of
People, Inc.
                                                            Amendment No. 7 to
Registration Statement on Form F-1
                                                            Filed December 28,
2020
                                                            File No. 333-233745

       Dear Mr. Hu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 2020 letter.

       Amendment No. 7 to Registration Statement on Form F-1

       Consolidated Financial Statements
       General, page F-1

   1. Please update your financial statements in accordance with Item 8.A.4 of Form 20-F or include the
representation noted in the Instruction to Item 8.A.4:2. as an exhibit to your registration statement.
       Exhibit 23.1, page II-6

   2. Please include an updated consent from your auditor as a result of the comment noted
                                                        above.
 Haiping Hu
Global Internet of People, Inc.
January 6, 2021
Page 2
Executive Compensation, page 89

3. Please update this disclosure as of the fiscal year ended December 31, 2020. Refer to
       Item 6.B of Form 20-F.
        You may contact Anthony Watson at (202) 551-3318 or Adam Phippen at
(202) 551-
3336 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Jacqueline Kaufman at (202)
551-3797 with any other questions.



                                                           Sincerely,
FirstName LastNameHaiping Hu
                                                           Division of
Corporation Finance
Comapany NameGlobal Internet of People, Inc.
                                                           Office of Trade &
Services
January 6, 2021 Page 2
cc:       Ying Li
FirstName LastName